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September 10, 2012

Mark Cowan
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549

ATTN: Document Control - Edgar

RE: Initial Registration Statement on Form N-6
    RiverSource of New York Account 8 ("Registrant")
    File Nos. 333-183262 and 811-05213
    RiverSource Variable Universal Life 5/RiverSource Variable
    Universal Life 5 - Estate Series (VUL 5/VUL 5 - ES)

Dear Mr. Cowan:

This letter is in response to Staff's comments received via facsimile transmission on September 6, 2012 for the above-referenced Initial Registration Statement filed on or about August 13, 2012. Comments and responses for the filing are outlined below.

COMMENT 1.a. Please clarify supplementally whether there are any types of guarantees of support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

RESPONSE: This response confirms that there are no types of guarantees of support agreements with third parties to support any of the company's guarantees under the policy. The company will be responsible for paying out on any guarantees associated with the policy.

COMMENT 1.b. Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

RESPONSE: The company files all reports required under the Securities
Exchange Act of 1934 and intends to continue to file such reports. The company does not intend to rely on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

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COMMENT 2. Financial Statements, Exhibits, and Other Information

Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

RESPONSE: The company will file all financial statements, exhibits and other information required by Form N-6 that was not included in the registration statement by pre-effective amendment.

In addition to the comments listed above, the Staff has requested that we make the following representations on behalf of the Registrant. In connection with the Initial Registration Statement listed above, RiverSource Life Insurance Co. of New York, (the "Company") on behalf of the Registrant, hereby acknowledges the following:

      The disclosures in the filing are the responsibility of the Company and the Company is fully responsible for the adequacy and accuracy of the disclosures in this filing. The Company represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions concerning this filing, please contact me at (612) 678-4177.

Sincerely,

/s/ Dixie Carroll
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  Dixie Carroll
Assistant Counsel and Assistant Secretary